Mail Stop 3561

December 31, 2008

Douglas A. Scovanner
Executive Vice President, Chief Financial Officer,
and Chief Accounting Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, Minnesota 55403

      Re: **Target Corporation**
             Form 10-K for the Year Ended February 2, 2008
             Filed March 13, 2008
             File No. 1-06049

Dear Mr. Scovanner:

      We have completed our review of your Form 10-K and related filings, and we have no further comments at this time.

                Sincerely,

                H. Christopher Owings
                Assistant Director

cc: Dave Donlin, Esq.
       Target Corporation
       Via Facsimile